

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2017

<u>Via E-Mail</u>
Karen J. Dearing
Chief Financial Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034

      Re: Sun Communities, Inc.
        Form 10-K for the fiscal year ended December 31, 2016
        Filed February 23, 2017
        File No. 001-12616

Dear Ms. Dearing:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             /s/ Daniel L. Gordon

             Daniel L. Gordon
             Senior Assistant Chief Accountant
             Office of Real Estate and Commodities